FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2006

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

TURKCELL ANNOUNCED DEVELOPMENT REGARDING LICENCE TENDER IN EGYPT

Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange
ISTANBUL

Special Subjects:

As we previously announced on June 23, 2006, Turkcell’s Board of Directors took a decision to bid for the tender of the third GSM license in Arab Republic of Egypt.

In this respect, Turkcell has participated to the auction process of the tender; however as per the evaluation based on its business plans, decided to withdraw from the tender.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure

TURKCELL ILETISIM HIZMETLERI A.S.

Nihat Narin Internal Audit 05.07.2006, 09:30	Koray Ozturkler Investor Relations 05.07.2006, 09:30

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

FOR IMMEDIATE RELEASE

TURKCELL’S SUBSCRIBER BASE REACHES 29.8 MILLION

Istanbul, Turkey: July 11, 2006 – Turkcell (NYSE: TKC, ISE: TCELL), the leading provider of mobile communications in Turkey, announced today that its total number of subscribers reached 29.83 million as of June 30. This corresponds to an increase of 3.8% from 28.74 million as of March 31, 2006.

Turkcell added approximately 1.1 million net new subscribers in the second quarter of 2006. Turkcell’s subscriber base consists of 5.57 million postpaid and 24.26 million prepaid subscribers. New gross subscribers acquired in the second quarter of 2006 consisted of 90% prepaid and 10% postpaid subscribers.

In the second quarter of 2006, Turkcell’s churn rate remained largely stable at 3.6%, compared to 3.5% in the first quarter of 2006, in line with our expectations.

During this period, Turkcell introduced several acquisition campaigns, as well as mass and segmented retention activities and loyalty programs, to further increase customer satisfaction. We will continue to aim to maintain our leadership position in the market. The subscriber acquisition growth trend during the second quarter of 2006 has remained strong despite the volatility in the macroeconomic environment over the last two months and the volatility has not had a significant impact on Turkcell’s customers’ usage trends so far. The Company will continue to monitor macroeconomic developments and their possible impact on its operations.

www.turkcell.com.tr

About Turkcell
Turkcell is the leading GSM operator in Turkey with 29.8 million post-paid and pre-paid customers as of June 30, 2006 operating in a three player market with a market share of approximately 62% as of March 31, 2006 (Source: Telecommunication Authority). In addition to the high-quality wireless telephone services, Turkcell currently offers General Packet Radio Service (GPRS) countrywide and Enhanced Data Rates for GSM Evolution (EDGE) in dense areas, which provide for both improved data and voice services. Turkcell provides roaming with 528 operators in 192 countries as of July 7, 2006.  Serving a large subscriber base in Turkey with its high-quality wireless telephone network, Turkcell reported US$4,528 million net revenues as of December 31, 2005 (in accordance with International Financial Reporting Standards). Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova, Northern Cyprus and Ukraine. Turkcell has been listed on the NYSE (New York Stock Exchange) and the ISE (Istanbul Stock Exchange) since July 2000 and is the only NYSE listed company in Turkey. 51.00% of Turkcell’s share capital is held by Turkcell Holding, 13.29% by Cukurova Group, 13.07%, by Sonera Holding, 5.07% by M.V. Group and 0.01% by others while the remaining 17.56% is free float.

For further information please contact:

Contact:

Turkcell:
Investors:
Koray Ozturkler, Investor Relations
Tel: +90-212-313-1500
Email: koray.ozturkler@turkcell.com.tr

Ferda Atabek, Investor Relations
Tel: + 90-212-313-1275
Email: ferda.atabek@turkcell.com.tr

investor.relations@turkcell.com.tr

Media:
Bahar Erbengi, Corporate Communications
Tel: + 90-212-313-2309
Email: bahar.erbengi@turkcell.com.tr	Citigate Dewe Rogerson: Europe: Sandra Novakov Tel: +44-207282-1089 Email: sandra.novakov@citigatedr.co.uk or United States: Victoria Hofstad Tel: +1-212-687-8080 Email: vhofstad@sardverb.com

TURKCELL ANNOUNCED BOD DECISION REGARDING AUDIT COMMITTEE

Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange
ISTANBUL

Special Subjects:

On July 21, 2006, as the evaluation process completed in compliance with the Corporate Governance practices of our Company and the rules and regulations applicable to Turkcell, the Board of Directors of Turkcell decided to approve that Mr Colin J. Williams who had been appointed to the Audit Committee will be considered as independent board member and he was appointed as the Chairman of the Audit Committee and Mr Alexey Khudyakov who had been appointed to the Audit Committee will have an observer status on the Audit Committee.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure

TURKCELL ILETISIM HIZMETLERI A.S.

Ferda Atabek Investor Relations 21.07.2006, 16:30	Koray Ozturkler Investor Relations 21.07.2006, 16:30

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: July 21, 2006	By:	/s/ Koray Ozturkler
Name: Koray Ozturkler Title: Head of Investor Relations

TURKCELL ILETISIM HIZMETLERI A.S.
Date: July 21, 2006	By:	/s/ Ferda Atabek
Name: Ferda Atabek Title: Investor Relations Officer